TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

 T A B L E   O F   C O N T E N T S

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the year ended September 30, 2006 and 2005.

This MD&A is prepared as of December 15, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

Taseko is a mining and mineral exploration company with three properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and two exploration projects: the Prosperity gold-copper property and the Harmony gold property. In 2006, Taseko focused on production improvements at the Gibraltar mine and updating a feasibility study on the Prosperity project.

During the year ended September 30, 2006, Taseko’s operating profit was $54.9 million and earnings were $32.9 million, as compared to operating profit of $13.6 million and earnings of $23.3 million in fiscal 2005.

Gibraltar

In fiscal 2006, the Gibraltar mine produced 49.1 million pounds of copper and 821,000 pounds of molybdenum and realized revenues of $140.3 million from copper and $21.6 million from molybdenum, increases from $71.9 million and $15.7 million, respectively, in fiscal 2005. The average price realized for sales of copper and molybdenum during fiscal 2006 were US$2.44 and US$23.28 respectively. In fiscal 2005, the Gibraltar mine produced 54.8 million pounds of copper and 427,000 pounds of molybdenum and the average price per pound realized for sales was US$1.48 and US$31.00, respectively.

Work commenced during the year on the expansion and upgrade of the concentrator facility at the Gibraltar mine with engineering and procurement on schedule. Engineering is approximately 70% complete. The upgrade and expansion project will increase the copper production of the Gibraltar mine to 100 million pounds of copper per year by 2008.

Rehabilitation of Gibraltar’s solvent extraction and electrowinning (SX-EW) plant has also progressed. Commissioning will begin in mid December and full production is expected in January 2007. The SX-EW plant will add copper production capacity of approximately 3.6 million pounds in 2007 and 7 million pounds, annually, going forward.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

An exploration drilling program was initiated at Gibraltar in the spring of 2006, with the objective of delineating additional mineralization adjacent to the walls and beneath the existing open pits. The program was successful in meeting both of these objectives. In addition to outlining new volumes of mineralization, the deep holes encountered copper and molybdenum grades that are significantly higher than the average grades that have previously been mined, indicating that the grade is increasing with depth. A second phase of drilling was initiated in the fall of 2006.

Gibraltar mine staff recently completed an estimate of the additional mineral resources and reserves based on this year’s drilling, increasing the reserves by some 74 million tons in the Granite Lake deposit. Management is currently in the process of updating and revising its life of mine plan.

On July 1, 2006, Kim Barrowman, P.Eng., was appointed General Manager of the Gibraltar operation.

The agreement established with Ledcor CMI Ltd. (“Ledcor”) on the Gibraltar mine has been dissolved. Effective November 5, 2006, Taseko assumed responsibility for all matters in connection with the Gibraltar Mine.

Prosperity

An update of the feasibility study for the Prosperity Gold-Copper Project, being performed by Hatch consultants, is progressing and is scheduled for completion in May 2007. Updating of optimum mine plans and input parameters to a pre-feasibility level is nearing completion, and results are scheduled for release early in January 2007. The Prosperity Project Environmental Impact Assessment Report will be completed in the spring of 2007.

Convertible Bond Financing

In September 2006, Taseko announced the completion of an issuance of US$30 million in five year convertible bonds. The bonds, due in 2011, are convertible into Taseko’s common (ordinary) shares. Resale of any of the 8,995,224 shares in the capital of the Company, issuable on conversion of the bonds, will be restricted in Canada until December 29, 2006.

Investment in Continental Minerals Corporation

Also in September 2006, the Company completed an $11.5 million convertible note investment into Continental Minerals Corporation (“Continental”). Continental, a company with certain directors in common with Taseko, holds a 100% interest in the Xietongmen copper-gold project in Tibet, China.

The Xietongmen property hosts a significant porphyry copper-gold deposit. Feasibility-level studies were initiated at Xietongmen in 2006, which are targeted for completion in 2007.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Investment into bcMetals Corporation

In November 2006, Taseko launched a $1.05 per share take-over bid offer for all of the outstanding shares of bcMetals Corporation (“bcMetals”). bcMetals holds a 100% interest in the Red Chris copper-gold project in northern British Columbia. The results of a feasibility study on the Red Chris project were announced by bcMetals earlier in 2006.

Taseko’s offer represented an 11% premium over the then current bid price for bcMetals being made by Imperial Metals Corporation and, if successful, would cost approximately $45 million for 100% of bcMetals. The Taseko bid is subject to a number of conditions, including that at least 66.66% of bcMetals shares are tendered to the bid, a conditional settlement agreement is reached with certain minority shareholders of bcMetals’ subsidiary, American Bullion Minerals Ltd., as well as rejection by bcMetals shareholders of bcMetals' Limited Purpose Shareholder Rights Plan and its proposed joint venture of Red Chris with Global International Jiangxi Copper Mining Company Limited.

As of December 15, 2006, Taseko purchased, through ordinary market transactions on the TSX Venture Exchange, 1,791,600 common shares (4.67%) of bcMetals at an average price of $1.007 per share.

Gibraltar Mine

Fiscal 2006 Highlights

Copper

  Copper in concentrate production during the year was 49.1 million pounds of copper, 10.4% less than the previous year.

  Copper concentrate sales for the year were 90,230 wet metric tonnes ("WMT"), containing 51.0 million pounds of copper, an increase from the 77,695 WMT or 44.0 million pounds of copper sold during fiscal 2005.

  The average price realized for sales of copper in fiscal 2006 was US$2.44 per pound, compared to US$1.48 per pound in fiscal 2005.

  Copper concentrate inventory at September 30, 2006 was 13,396 WMT (8.4 million pounds of copper), a decrease in inventory from the 18,614 WMT of copper concentrate (10.6 million pounds of copper) at the end of the prior fiscal year.

Molybdenum

  Molybdenum in concentrate production during the year was 821,000 pounds compared to 427,000 pounds in the previous year.

  Molybdenum concentrate sales during the year were 789 WMT, containing 798,000 pounds, an increase from the 418,000 pounds sold in fiscal 2005.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

  The average price realized for sales of molybdenum in fiscal 2006 was US$23.28 per pound compared to US$31.00 in the previous fiscal year.

  At the end of the year, molybdenum in concentrate inventory was 30.7 WMT (x thousand pounds of molybdenum), compared to 7.4 WMT (x thousand pounds of molybdenum) at the end of the fiscal 2005.

2006 Production Results

The following table is a summary of the operating statistics for fiscal 2006 compared to fiscal 2005.

	Fiscal 2006	Fiscal 2005
Total tons mined (millions)[1]	38.4	40.0
Tons of ore milled (millions)	10.9	11.5
Stripping ratio	2.44	2.31
Copper grade (%)	0.285	0.314
Molybdenum grade (%MoS2)	0.015	0.017
Copper recovery (%)	79.1	76.2
Molybdenum recovery (%)	41.2	23.1
Copper production (millions lb)	49.1	54.8
Molybdenum production (thousands lb)	821	427
Copper production costs, net of by-product credits[2] , per lb of copper	US$1.25	US$0.87
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.25	US$0.28
Total cash costs of production per lb of copper	US$1.50	US$1.15

1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 The by-product credit is based on pounds of molybdenum and ounces of silver sold. Unit costs were lower in fiscal 2005 because molybdenum prices and pounds of copper produced were higher.

Total tons mined in the current fiscal year were lower than in fiscal 2005 as a result of low haulage truck availability due to the industry wide lack of tire supply. Gibraltar maintains a contract for 80% of the mine’s haulage truck tire requirements and is working to secure other sources as well as taking all reasonable measures to extend tire life. The worldwide ongoing tire supply issue will likely remain a major issue at least through 2007. Pre-emptive action taken includes: examining mine planning options to maintain ore supply, securing other sources of tires, purchase of lightweight truck boxes, construction of an in-pit crusher/conveyor and implementing ongoing tire life extension programs.

The mine worked through a lower grade portion of the Pollyanna pit and an unexpectedly high percentage of very fine clay type ore caused by geological faults, affecting mill throughput. As well, production was further negatively affected by a lower than planned mill mechanical availability (including fifteen days of primary crusher down time during May and June). As a result, copper produced in concentrate during fiscal 2006 was 49.1 million pounds, a decrease from the 54.8 million pounds produced in fiscal 2005.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Molybdenum produced in concentrate was 821,000 pounds, an increase from 427,000 pounds produced in fiscal 2005. The molybdenum circuit was being commissioned and fine tuned during fiscal 2005, which accounts for the lower production.

Fourth Quarter 2006 Highlights

Copper

  Copper in concentrate production during the quarter was 12.8 million pounds of copper, 26% more than the previous quarter.

  Copper concentrate sales for the quarter were 8,982 wet metric tonnes ("WMT"), containing 5.0 million pounds of copper, a decrease from the 29,129 wet metric tonnes ("WMT"), containing 16.0 million pounds of copper sold during the previous quarter.

  The average price realized for sales of copper in the quarter was US$3.23 per pound compared to US$3.08 per pound in the previous quarter.

  Copper concentrate inventory at September 30, 2006 was 13,396 WMT (x million pounds of copper), an increase in inventory from the 1,094 WMT of concentrate (x million pounds of copper) on hand at the end of the previous quarter.

Molybdenum

  Molybdenum in concentrate production in the quarter was 197,000 pounds, a 17% increase from the previous quarter.

  Molybdenum concentrate sales in the quarter were 169 WMT, containing 172,000 pounds, a decrease from the 186 WMT, containing 186,000 pounds sold in the previous quarter.

  The average price realized for sales of molybdenum in the quarter was US$24.10 per pound compared to US$24.81 in the previous quarter.

  At the end of the fourth quarter, molybdenum in concentrate inventory was 30.7 WMT (x million pounds of molybdenum), compared to 7.4 WMT (x million pounds of molybdenum) at the end of the previous quarter.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fourth Quarter Production Results

The following table is a summary of the operating statistics for the fourth quarter of 2006 (Q4 2006) compared to the same quarter in fiscal 2005 (Q4 2005).

	Q4 2006	Q4 2005
Ore + Waste mined (000’s tons)	9,594	10,504
Ore milled (000’s tons)	2,766	2,977
Stripping ratio	2.47	2.42
Copper grade (%)	0.293	0.281
Molybdenum grade (% MoS2)	0.009	0.014
Copper recovery (%)	79.6	77.7
Molybdenum recovery (%)	40.8	20.3
Copper production (000’s lb)	12,748	13,021
Molybdenum production (000’s lb)	197	108
Copper production costs, net of by-product credits, per lb of copper	US$1.38	US$0.80 [1]
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US($1.35)[2]	US$0.34
Total cash costs of production per lb of copper	US$0.03	US$1.14

1 The by-product credit is based on pounds of molybdenum and ounces of silver sold. Unit costs were lower in fiscal 2005 because molybdenum prices and pounds of copper produced were higher.
2 Off property costs includes proceeds of the Glencore Ltd. arbitration award.

Tons mined were lower in the fourth quarter of fiscal 2006 compared to fiscal 2005 as a result of low haulage truck availability due to the continuing lack of tire supply, discussed above. (For further details see 2006 Production Results.)

Ore milled was slightly lower in Q4 2006 compared to the same quarter of the prior year. Mill mechanical availability improved in Q4 2006 compared to Q3 2006, even when 48 hours of downtime attributable to work required to tie-in the mill expansion is included, but it continues to adversely affect copper production. The most significant mill availability issues in Q4 were in the secondary crusher circuit where material handling issues were encountered as a result of a high percentage of wet and fine ore coming from the Pollyanna pit. Material handling problems are being addressed by mine planning and ore type blending. Upon completion of the mill expansion in December 2007, the secondary crusher will be largely unnecessary but, in the interim, immediate pre-emptive action on mill availability has been taken and includes: ongoing operations and maintenance procedures reviews and training, root cause analyses and repair/replacement programs to eliminate or reduce bottlenecks.

Copper recovery has improved in fiscal 2006 compared with the same quarter in fiscal 2005; however, copper production for the quarter was lower as a result of lower mill production. Molybdenum production has improved from fiscal 2005 when commissioning problems were still taking place related to the new molybdenum circuit that was completed in early 2005.

Costs per pound of copper produced were above forecast due to reduced metal production, as explained above, and as a result of higher than expected expenditures. Cost reductions as a result of lower production were off set by higher overall input costs for tires, grinding media, fuel, and contracted

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

maintenance labour. Expenditures were also higher as a result of accelerating planned maintenance on the mining fleet of equipment, including the $1.5 million rebuild of a shovel performed in September and repairs and replacement of equipment in the secondary crushers.

Mill Expansion Project

Work on an expansion and upgrade to the concentrator facility at the Gibraltar mine commenced in Q3 2006. Engineering and procurement is proceeding on schedule, with engineering approximately 70% complete. The upgrade and expansion project will increase the copper production capacity of the Gibraltar mine to 100 million pounds of copper per year by 2008.

The mill expansion is fully underway. Outside earthworks and foundation pours for the 10.4 -meter diameter SAG mill and associated buildings are approximately 60% completed. The focus of construction activities moved inside the main mill building during the winter months to continue with the installation of the nine new 160 cubic meter flotation cells. All major components have been ordered and are confirmed to arrive at the site on time. Contracts for engineering, procurement and construction management, earthworks, civil engineering, and building erection have been let and contracts for mechanical and electrical installation are pending. Final cost projections are expected by mid-December and will include detailed estimates for piping, pumping, electrical, and instrumentation installations.

Solvent Extraction /Electrowinning (SX/EW) Plant Restart

All oxide material required for the restart of the SX/EW plant was in place during the fourth quarter of fiscal 2006 and solvent distribution systems had been installed. The SX/EW plant is scheduled to go through hot commissioning on December 15, and the plant is expected to be in full production in January 2007.

Labour

There were no lost time accidents during the fourth quarter or over the fiscal year. The number of personnel at the end of the year was 282, compared to 281 at the end of the previous quarter and 248 at the end of fiscal 2005.

Onsite fulltime staff and hourly Ledcor employees were informed in July that their employment would be transferred to Gibraltar as a result of the dissolution of the agreement with Ledcor. The transfers were completed on November 5, 2006.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral Reserves and Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

A 61,500-foot exploration drilling program was carried out in 2006 to define the mineral resources between the existing pits, tying together the extensive mineralization zones, and to test for additional mineralization at depth. The work successfully met both objectives, and additionally encountered copper and molybdenum grades and copper equivalent values at depth that are significantly higher than the average 0.30% copper and 0.008% molybdenum grades (0.34% copper equivalent) mined over the past ten years of operation at the Gibraltar Mine.

Modeling and mine plan development subsequent to September 30, 2006 resulted in a 40% increase in proven and probable reserves in the Granite Lake deposit. The mine production plans and economic analysis meet the requirements of Canadian securities regulations to upgrade resources to reserves but a life of mine plan has not yet been formalized and approved by Taseko’s board of directors.

Under present mine operating parameters of 36,000 tons milled per day, this addition to reserves extends the mine life to 21 years. Upon completion of the mill expansion in December 2007 to 46,000 tons per day, the Gibraltar mine life will be approximately 15 years.

Gibraltar Mineral Reserves at October 1, 2006 at 0.20% Copper cut-off
Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Pollyanna	Proven Probable	17.2 1.4	0.335 0.276	0.011 0.009
	Subtotal	18.6	0.331	0.011
PGE Connector	Proven Probable	43.0 13.3	0.297 0.278	0.010 0.014
	Subtotal	56.3	0.293	0.011
Granite Lake Granite Lake Additional	Proven Probable Proven Probable	97.0 10.5 60.6 13.4	0.318 0.317 0.334 0.326	0.009 0.006 0.011 0.011
	Subtotal	181.5	0.324	0.010
Total		256.4	0.318	0.010

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of Ian S. Thompson, P. Eng., Superintendent of Engineering and a Qualified Person under National Instrument 43-101. The estimates used long term metal prices of US$1.50/lb for copper and US$8.00/lb for molybdenum and a foreign exchange of C$0.88 per US dollar. A technical report will be filed on www.sedar.com in January 2007.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition to the above reserves, the mineral resources are estimated to be:

Gibraltar Mineral Resources at 0.16% to 0.20% Copper cut-off
Category	Tons (millions)	Cu (%)	Mo (%)
Measured Indicated	414 197	0.284 0.272	0.008 0.007
Total	611	0.280	0.008

There are also oxide reserves (see Taseko Annual Information Form for fiscal 2005), but these have not changed from previous estimates.

With the promising results encountered in the 2006 drilling program, Hunter Dickinson Inc. exploration specialists have been called upon to re-evaluate the property for exploration potential and to assist in devising and managing a focused program to further expand the Gibraltar mineral reserve. Two diamond drills are currently on the property continuing to work outwards from existing pits with the objective of expanding the reserves again in 2007.

2007 Production Forecast

Forecasted metal production for 2007 is 60-70 million pounds of copper and one million pounds of molybdenum. Total copper production is expected to increase from that achieved in 2006 through a combination of improved ore grade, increased mill throughput from improved mill mechanical availability and the additional production of cathode copper from the rehabilitated SX/EW plant. With the expected higher grade and improved mill throughput, molybdenum production will also increase from 2006.

Prosperity Project

Taseko holds a 100% interest in the Prosperity property, which encompasses 196 mineral claims covering approximately 85 square kilometres. The property, located 125 kilometres southwest of the City of Williams Lake in south-central British Columbia, hosts a large porphyry copper-gold deposit amenable to large-scale open pit mining.

An update of the feasibility study for the Prosperity Gold-Copper Project, being performed by Hatch consultants, is progressing and is scheduled for completion in May 2007. Updating of optimum mine plans and input parameters to a pre-feasibility level with a National Instrument 43-101 reserve statement is nearing completion. Results are scheduled for release early in January 2007.

Field work for the environmental impact assessment (EIA) has essentially concluded and the main task at hand is writing the project report. The EIA is to be substantially completed by the end of April 2007, at which time it will enter the harmonized Federal/Provincial evaluation process. The Company is in discussions with local First Nations groups regarding their involvement in the project and it is important to note that the project is in an area which has been involved in a native title claim court case for some time.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Harmony Project

In 2006, the Company was focused on the Gibraltar mine and the Prosperity project; therefore only maintenance activities were performed on the Harmony project. These activities will continue and assessments will be undertaken as new opportunities arise for the Harmony project. Taseko anticipates continuing to focus its resources and its efforts on the Gibraltar mine and the Prosperity project in 2007.

Market Trends

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and US$1.59/lb in 2005. Copper prices have continued to increase in 2006, averaging US$3.03/lb to mid December.

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004. The average molybdenum price in 2005 was US$33/lb. Prices appear to have stabilized since January, averaging US$25.53 to mid December 2006.

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$604/oz to mid December.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
	September 30	September 30	September 30
	2006	2005	2004
Balance Sheets		(restated)	(restated)
Current assets	$149,446,742	$58,380,111	$18,064,003
Mineral properties	2,628,000	3,000	3,000
Other assets	145,386,341	132,613,767	112,799,415
Total assets	297,461,083	190,996,878	130,866,418

Current liabilities	47,861,378	52,204,979	40,354,912
Other liabilities	148,665,895	109,682,344	95,426,763
Shareholders’ equity	100,933,810	29,109,555	(4,915,257)
Total liabilities & shareholders’ equity	$297,461,083	$190,996,878	$130,866,418

	Year ended	Year ended	Year ended
	September 30	September 30	September 30
	2006	2005	2004
Statements of Operations		(restated)	(restated)
Revenue	$161,900,063	$87,638,300	$–
Cost of sales	(103,627,678)	(71,348,118)	–
Amortization	(3,412,048)	(2,657,165)	17,296
Operating profit (loss)	$54,860,337	$13,633,017	$(17,296)

Accretion of reclamation obligation	1,732,000	1,574,000	1,431,000
Exploration	3,544,081	505,586	4,597,968
Foreign exchange loss (gain)	(288,801)	34,080	–
Loss on sale of equipment	–	2,160,992	–
Loss on extinguishment of capital leases	240,049	–	–
General and administration	5,286,039	2,411,688	2,693,067
Ledcor termination fee	3,500,000	–	–
Interest and other income	(7,170,301)	(10,547,609)	(5,154,209)
Interest expense	4,593,622	3,175,353	–
Interest accretion on convertible debt	1,280,099	1,075,478	977,705
Premium paid for acquisition of Gibraltar Reclamation Trust LP	–	–	5,095,249
Refinery project	–	–	–
Restart project	–	6,346,650	14,982,008
Stock-based compensation	3,182,102	1,129,026	5,172,244
Write down of mineral property acquisition costs	–	–	28,810,296

Earnings (loss) before income taxes	$38,961,447	$5,767,773	$(58,622,624)

Current income tax expense (recovery)	4,397,000	(4,099,000)	23,744,000
Future income tax expense (recovery)	1,648,000	(13,423,000)	–
Earnings (loss) for the year	$32,916,447	$23,289,773	$(82,366,624)

Basic earnings (loss) per share	$0.29	$0.23	$(1.10)
Diluted earnings (loss) per share	$0.26	$0.21	$(1.10)

Basic weighted average number of common shares outstanding	113,553,556	100,021,655	75,113,426
Diluted weighted average number of common shares outstanding	126,462,009	110,732,926	75,113,426

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

					Sep 30	Jun 30	Mar 31	Dec 31
	Sep 30	Jun 30	Mar 31	Dec 31	2005	2005	2005	2004
	2006	2006	2006	2005	(restated)	(restated)	(restated)	(restated)
					(1)	(1)	(1)	(1)
Current assets	149,447	68,651	64,839	57,067	58,380	50,973	31,424	24,673
Mineral properties	2,628	3	3	3	3	3	3	3
Other assets	145,386	134,459	132,713	132,684	132,614	120,522	118,945	115,055
Total assets	297,461	203,113	197,555	189,754	190,997	171,498	150,372	139,732

Current liabilities	47,861	39,330	40,815	41,238	52,205	46,802	41,969	40,894
Other liabilities	148,666	97,588	109,158	109,528	109,682	112,550	108,392	107,764
Shareholders’ equity	100,934	66,195	47,582	38,988	29,110	12,146	11	(8,926)
Total shareholders’ equity and
liabilities	297,461	203,113	197,555	189,754	190,997	171,498	150,372	139,732

Revenue	(23,196)	(59,922)	(37,511)	(41,271)	(27,699)	(31,520)	(28,419)	–
Mine site operating costs	8,829	31,866	22,574	26,047	20,902	13,263	23,635	–
Transportation and treatment	(7,581)	8,973	6,643	6,277	4,401	5,300	3,848	–
Amortization	898	812	852	849	779	710	655	512
Expenses:
Accretion of reclamation
obligation	433	433	433	433	393	393	394	394
Conference and travel	223	39	84	71	60	36	11	13
Consulting	137	104	78	115	102	83	66	64
Corporation taxes	(564)	434	166	–	(7)	–	–	1
Exploration	(155)	2,958	471	270	455	7	12	32
Interest and accretion charges	1,678	2,311	1,043	1,082	1,502	933	910	906
Ledcor termination fee	3,500	–	–	–	–	–	–	–
Legal, accounting and audit	(81)	1,061	334	363	176	74	79	97
Office and administration	457	613	499	390	530	237	237	164
Restart project	–	–	–	–	–	–	(1,215)	7,561
Shareholder communications	101	183	97	69	90	45	112	53
Trust and filing	55	23	215	21	8	8	67	6
Interest and other (income)	(2,418)	(1,579)	(1,546)	(1,627)	(1,324)	(1,553)	(1,233)	(6,437)
Loss on sale of equipment	–	–	–	–	–	–	(17)	2,178
Income taxes	(1,968)	5,603	2,410	–	(17,522)		–	–
Foreign exchange	(132)	323	(448)	(32)	324	194	(241)	(244)
Stock-based compensation	731	1,685	535	231	401	170	393	165
Earnings (loss) for the period	19,053	4,080	3,071	6,712	16,429	11,620	706	(5,465)

Earnings (loss) per share - basic	0.16	0.04	0.03	0.06	0.17	0.11	0.01	(0.06)

Note 1. As discussed in Note 4 of the consolidated financial statements the consolidated balance sheet as at September 30, 2005 has been amended to present the liability component and equity component separately on the balance sheet. The accretion charges that were previously recorded through deficit are now recorded as interest accretion on convertible debt in the consolidated statement of operations. For the year ended September 30, 2005, this amounted to $1,075,478 (2004 – $977,705).

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Year ended September 30, 2006 (“2006”) versus year ended September 30, 2005 (“2005”)

The Company’s pre-tax earnings for 2006 increased to $39.0 million, compared to $5.8 million in 2005 due mainly to higher sales of copper and molybdenum and higher realized metal prices for sales during the year. The Company’s after-tax earnings for 2006 increased to $32.9 million, compared to $23.3 million in 2005.

The Company reported revenues of $161.9 million, compared to $87.6 million in the previous year. The average price per pound of copper concentrate sold increased to US$2.44 per pound, up from US$1.48 per pound in the previous year. Revenues increased due to significantly higher copper prices and more pounds of copper sold. The increase in pounds of copper sold is attributed to having a full year of sales in 2006 compared to nine months in 2005.

Revenues consisted of copper concentrate sales of $140.3 million (2005 – $71.9 million) and molybdenum concentrate sales of $21.6 million (2005 – $15.7 million).

Cost of sales for 2006 was $103.6 million, compared to $71.3 million in the 2005. Costs of sales for 2006 consists of total production cost of $92.5 million (2005 – $75.0 million), less a concentrate inventory addition of $2.0 million (2005 – $16.3 million), and silver credits of $1.2 million (2005 – $0.9 million). Also included in cost of sales are transportation and treatment costs of $14.3 million for 2006 compared to $13.5 million 2005. This increase in cost of sales for 2006 is due to higher sales quantities compared to the prior year, and partially offset by an arbitration award discussed in Section 1.10 below.

Amortization expense for 2006 was $3.4 million compared to $2.7 million in 2005. The increase was due to more depreciable assets in 2006.

Exploration expenses increased to $3.5 million in 2006 compared to $0.5 million in 2005 due to a higher level of exploration activity, mainly at the Prosperity project and focused on the initial stages of an environmental impact assessment and preparing an updated feasibility study. Exploration expenses of $2.6 million at Gibraltar were capitalized as a result of the increase in the mineral reserves.

General and administrative costs increased to $5.3 million in 2006 from $2.4 million in 2005. The main increase was attributable to legal, tax and accounting fees (2006 – $1.7 million; 2005 – $0.4 million), which increased in 2006 due to higher corporate activities, professional fees relating to the Company’s continued efforts to comply with the reporting requirements under Sarbanes-Oxley and tax planning initiatives. Office and administration (2006 – $2.0 million; 2005 – $1.2 million), conference and travel (2006 – $0.4 million; 2005 – $0.1 million); and trust and filing (2006 – $0.3 million; 2005 – $0.1 million) all increased in 2006 due to higher staffing levels and an increase in corporate activities.

The Company recorded a one-time fee in 2006 of $3.5 million to Ledcor as a result of the Company voluntarily withdrawing from an agreement with Ledcor to operate the Gibraltar mine. The Company has assumed responsibility for all operational matters in connection with the Gibraltar Mine in November 2006.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based compensation increased to $3.2 million in the current year compared to $1.1 million in 2005 as a result of a slight increase in the number of share purchase options granted and a higher fair value on the options granted during the year.

A current income tax provision of $4.4 million was recorded in 2006, compared to $4.1 million current income tax recovery in 2005. In addition, the Company had a future income tax expense of $1.6 million in 2006 compared to a recovery of $13.4 million in 2005. The increase in the income tax provision is due mainly to the depletion of tax pools as a result of the Company becoming more profitable.

The Company has accrued a tax provision of a subsidiary company of $21.1 million (2005 – $19.6 million) in the consolidated financial statements. This provision relates to an income tax expense recorded in 2004 which management believes is less than likely of ever becoming payable. The Company would exhaust all appeals if any taxes were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. No taxation authority has assessed the amount or any portion thereof as payable. Accordingly, there is no immediate impact on liquidity. The subsidiary will consider its current and past tax filing positions in addition to tax planning strategies which might be put in place prior to the Company's fiscal year ending on September 30, 2007.

1.6	Liquidity

At September 30, 2006, Taseko had working capital of $101.6 million, as compared to a $6.2 million at September 30, 2005. The increase in cash was primarily a result higher revenues from operations at the Gibraltar mine, the exercising of share purchase options and warrants and the issuance of US$30 million convertible bonds during the year.

On August 29, 2006, the Company purchased from Continental, a related public company with certain directors in common with the Company, a Convertible Secured Promissory Note of Continental (the “Note”) in the amount of $11.5 million. The Note provides for interest at the rate of 16% per annum payable monthly and is payable in cash or, at the Company’s election, in Continental common shares. The Note is secured by an indirect pledge of Continental’s 60% interest in the Xietongmen property, which security interest will be subordinated, if necessary, to any security interest granted by Continental in respect of senior debt, of which none is outstanding at September 30, 2006. The Company has the right to convert any or the entire principal then outstanding under the one year Note, plus a 5% premium into Continental common shares at $2.05 per share if the conversion right is exercised within the first six months, or at $2.25 per share if exercised in the second six months.

In September 2006, the Company made a contribution of $13 million during the year to a qualified environmental trust in relation to its site closure and reclamation obligations for the Gibraltar mine.

Management anticipates that revenues from copper and molybdenum, along with current cash balances will be sufficient to cover operating costs, working capital, the Gibraltar mill expansion and the proposed acquisition of bcMetals Corporation for the fiscal year of 2007.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

During the year, the Company exercised its right to acquire certain of the Company’s mine haul trucks and a mining shovel held under capital leases for approximately US$12.5 million. The purchase caused the capital lease obligation to be extinguished and the assets under capital lease to be reclassified as property, plant and equipment.

On August 29, 2006, the Company issued US$30 million in principal amount of five year convertible bonds due in 2011 (the "Bonds") to qualified institutional buyers. The Bonds are convertible into Taseko common shares. The Bonds constitute direct, unsubordinated, unsecured, general and unconditional obligations of the Company. The Bonds were issued at 100% and, if not converted, will be redeemed at maturity at 101%. The Bonds carry a coupon interest rate of 7.125% per annum. The Bonds are convertible at the holder’s option after 40 days from issuance until August 19, 2011 at a conversion price of US$3.35 ($3.76), or up to 8,955,224 common shares of the Company, which is a premium of approximately 40% over the recent trading price of the Company’s shares at August 29, 2006. At any time after September 12, 2008, the Company will have the right to call for the conversion of the Bond into the number of shares as set out above, if the Company’s shares trade at least 50% above the conversion price for at least 20 business days in any period of 30 consecutive business days. On August 29, 2009, the Bondholders have a one time right to redeem the Bonds at 100.60% . Debt issuance costs of $1.4 million were incurred upon closing of the transaction and are being amortized over the first redemption term of the Bonds.

The Company had no commitments for material capital expenditures as of September 30, 2006.

The Company has no lines of credit or other sources of financing.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. Taseko reimburses HDI on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI were $2,869,003 in 2006, as compared to $1,235,403 in 2005. The increase is due to higher staffing levels required to support the increase in general corporate development and exploration activities.

As previously discussed, the Company purchased a note from Continental, a related party.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10	Fourth Quarter

The Company reported revenues of $23.2 million, compared to $59.9 in the previous quarter and $27.7 million in the fourth quarter of 2005. The average price per pound of copper concentrate sold increased to US$3.23 per pound in the fourth quarter, up from US$3.08 per pound in the previous quarter and US$1.64 in the same quarter in 2005. Revenues decreased in the fourth quarter as a result of only completing one shipment of concentrate due to a lack of available vessels. This was partially offset by an increase in the price of copper.

Revenues consisted of copper concentrate sales of $18.2 million and molybdenum concentrate sales of $5.0 million.

Cost of production sold for the period was $8.8 million, compared to $31.9 million in the previous quarter, and $20.9 million in the same quarter of 2005. Costs of production sold consist of total production cost for the period of $24.8, compared to $22.8 million in the previous quarter and $33.2 million in the same quarter of the previous year; less concentrate inventory addition of $15.9 million, compared to inventory reduction of $9.6 million in the previous quarter and addition of $12.1 million in the fourth quarter of 2005; and silver credits of $0.1 million, compared to $0.2 million in the previous quarter and $0.2 million in the previous fourth quarter.

Transportation and treatment costs for the fourth quarter amounted to a recovery of $7.6 million compared to an expense of $9.0 million in the previous quarter and $4.4 million for the same period last year. The recovery of transportation and treatment costs in the fourth quarter was due to the August 2006 arbitration ruling in favor of the Company. The Company sells the whole of the copper concentrates produced by the Gibraltar mine to Glencore Ltd. (“Glencore”) pursuant to the terms of a written contract. During the year, Gibraltar and Glencore had a dispute over the interpretation of the contract. Glencore asserted that the contract provides that the price to be paid for the concentrates should be reduced by a deduction referred to as "price participation". Gibraltar asserted that the contract does not provide for any such deduction. Both parties agreed to binding arbitration to settle this dispute. In August 2006, the arbitrator ruled in favor of Gibraltar and awarded the Company approximately US$8.5 million in amounts previously withheld by Glencore. At September 30, 2006, the Company had received substantially all of the withheld amounts and had been reimbursed for $0.8 million of legal costs associated with the arbitration.

Amortization expense of $0.9 million for the fourth quarter was comparable to the previous quarter and the fourth quarter of 2005.

1.11	Proposed Transactions

In November 2006, Taseko launched a $1.05 per share take-over bid offer for all of the outstanding shares of bcMetals Corporation (“bcMetals”). bcMetals holds a 100% interest in the Red Chris copper-gold project in northern British Columbia. The results of a feasibility study on the Red Chris project were announced by bcMetals earlier in 2006.

Taseko’s offer represented an 11% premium over the then current bid price for bcMetals being made by Imperial Metals Corporation. The Taseko bid is subject to a number of conditions, including that 66.66% of bcMetals shares are tendered to the bid, the conditional settlement agreement with certain minority

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

shareholders of bcMetals’ subsidiary, American Bullion Minerals Ltd., and rejection by bcMetals shareholders of bcMetals' Limited Purpose Shareholder Rights Plan and its proposed joint venture of Red Chris with Global International Jiangxi Copper Mining Company Limited.

1.12	Critical Accounting Estimates

The Company's significant accounting policies are presented in note 3 of the audited consolidated financial statements for the year ended September 30, 2006. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment
  the carrying values of the reclamation liability,
  the carrying values of the convertible debentures and conversion rights, income taxes,
  the valuation allowances for future income taxes,
  the carrying values of the receivables from sales of concentrate, the carrying values of deferred revenue,
  the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

1.13	Change in Accounting Policies including Initial Adoption

Effective October 1, 2005 the Company adopted certain new provisions of the CICA Handbook Section 3860, “Financial Instruments – Disclosure and Presentation”, which came into effect on that date. The standard requires that convertible debentures which may be settled in cash, or by a variable number of common shares of the Company at the Company's discretion, be presented as a liability. This change has been applied retroactively. The consolidated balance sheet as at September 30, 2005 has been amended to present the liability component and equity component separately on the balance sheet. The accretion charges that were previously recorded through deficit are now recorded as interest accretion on convertible debt in the consolidated statement of operations. For the year ended September 30, 2005, this amounted to $1,075,478 (2004 – $977,705). For the year ended September 30, 2006 this amounted to $1,183,024. This change had no effect on earnings (loss) per share.

1.14	Financial Instruments and Other Instruments

None.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at December 15, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				128,388,175

Share purchase option	September 28, 2007	$ 1.15	166,500
	December 14, 2007	$ 1.29	75,000
	March 27, 2009	$ 2.07	90,000
	March 27, 2009	$ 2.18	316,500
	March 27, 2009	$ 2.68	137,500
	September 28, 2010	$ 1.15	1,346,667
	September 28, 2010	$ 2.07	236,667
	September 28, 2010	$ 2.18	170,000
	March 28, 2011	$ 2.18	475,000
	March 28, 2011	$ 2.63	380,000
	March 28, 2011	$ 2.68	90,000	3,483,834

Convertible debenture,	July 21, 2009	$ 4.89	3,476,483	3,476,483
Boliden Westmin (Canada) Limited

Convertible bonds	August 29, 2011	US$3.35	8,955,224	8,955,224

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

An internal control significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a significant deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.

Management of the Company conducted an assessment of the effectiveness of the Company’s internal controls over financial reporting as of September 30, 2006. Based on its assessment, management concluded that the Company did not have effective review procedures associated with the Company’s accounting for income taxes and related disclosures. As a result, the Company recorded adjustments, including a material adjustment related to the future income tax asset valuation allowances, to correct errors in accounting and to fairly present its financial statements as of and for the year ended September 30, 2006.

In order to remediate the material weakness identified in Management’s Report on Internal Control Over Financial Reporting, we have retained tax consultants who are skilled in the area of taxation and related financial reporting. The consultants have assisted the Company in the preparation of its financial statements as of and for the year ended September 30, 2006 and will continue assisting the Company in its quarterly and annual financial statements with respect to income tax reporting.

Other than the material weakness discussed above, management concludes that the Company maintained effective internal controls over financial reporting as of September 30, 2006.